 FORM 53-901F SECURITIES ACT (BRITISH COLUMBIA) MATERIAL CHANGE REPORT UNDER SECTION 85(1)
FORM 27 SECURITIES ACT (ALBERTA) MATERIAL CHANGE REPORT UNDER SECTION 118(1)

[NOTE: Every report required to be filed under the foregoing Acts shall be sent to the Commission in an envelope addressed to the
Commission and marked “Continuous Disclosure”.]

[NOTE: Where this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL”, and everything that is required to be filed shall be placed in an envelope addressed to the Commission marked “CONFIDENTIAL”.]

1. Reporting Issuer

Full name of the Issuer:

CARDERO RESOURCE CORP. (the "Company")

The address of the principal office in Canada of the reporting issuer is as follows:

Suite 1901, 1177 West Hastings Street
Vancouver, BC V6E 2K3

PHONE: (604) 408-7488

2. Date of Material Change

April 16, 2004

3. Press Release

The date and place(s) of issuance of the press release are as follows:

April 16, 2004

The Press Release was released to TSX Venture Exchange, being the only exchange upon which the shares of the Company are listed, and through various other approved public media.

4. Summary of Material Change(s)
A summary of the nature and substance of the material change is as follows:

The Company has granted stock options to a new director and officer of the Company.

5. Full Description of Material Change

The Company announces that, pursuant to its Stock Option Plan, incentive stock options have been granted to Messrs. Frizelle and McDonald, of up to an aggregate 350,000 shares in the capital stock of the Company. The options are exercisable at a price of $3.25 per share on or before April 16,
2006.

The Stock Option Plan was approved by the members of the Company at the Annual General
Meeting held on April 14, 2004.

6. Reliance on Section 85(2) of the Securities Act (British Columbia) or,
Reliance on Section 118(2) of the Securities Act (Alberta)

Not Applicable

7. Omitted Information

Not Applicable

8. Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Marla K. Ritchie, Corporate Secretary
Suite 1901 – 1177 West Hastings Street
Vancouver, British Columbia
V6E 2K3

PHONE: (604) 408-7488

9. Statement of Senior Officer

The foregoing accurately discloses the material change(s) referred to herein.

DATED at Vancouver, British Columbia, this 20th day of April, 2004.

"Marla K. Ritchie" (signed)
Marla K. Ritchie, Corporate Secretary